UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2018

___________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Fourth Quarter and Full Year 2017 Consolidated Results
2.	Fourth Quarter and Full Year 2017 Consolidated Earnings Results Presentation

Item 1

Report of 4Q2017 and FY 2017 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance. Although we are not a financial institution, as a result of the enactment of Law 1870 of 2017, also known as Law of Financial Conglomerates, starting on September 2018, Grupo Aval will be subject to the supervision and regulation of the Superintendency of Finance. Grupo Aval, as the holding company of its financial conglomerate will become responsible for the compliance with capital adequacy requirements, corporate governance standards, financial risk management and internal control framework and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate.

Pursuant to Law 1314 of 2009, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Bogotá, March 15th, 2018. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 1,962.4 billion (Ps 88.1 pesos per share) for 2017 versus a Ps 2,139.9 billion (Ps 96.0 pesos per share) figure reported for 2016. ROAE for the year was 12.5% and ROAA for the year was 1.4%.

•	Consumer loans (including mortgages) grew at 8.0% yoy and corporate loans grew at 2.9%. Growth was impacted by as low economy and more stringent lending parameters.

•	Stronger growth in deposits helped improve the Deposit/Net Loan ratio.

•	Specific corporate credits (Electricaribe, SITP and CRDS) accounted for 50% of the deterioration in the cost of risk ratio. The remaining deterioration was due to the economic cycle.

•	Despite a declining interest rate scenario, NIM expanded and partially absorbed the increase in cost of risk.

•	Fee income performance was solid in the year with fee income growing proportionately more than the balance sheet.

•	Cost controlling strategies helped to improve the efficiency ratio.

•	Despite the performance in NIM, fees and costs, the cost of risk took a toll in the year’s ROAE.

Gross loans excludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. Fee income ratio is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. All full year averages are calculated with five quarters

2

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16

Cash and cash equivalents	22,193.0	21,821.4	22,336.8	2.4%	0.6%
Total financial assets held for trading through profit or losses	4,593.7	4,786.1	5,128.1	7.1%	11.6%
Total available for sale financial assets	18,392.5	17,682.0	18,614.2	5.3%	1.2%
Investments held to maturity	2,570.5	2,663.1	2,899.0	8.9%	12.8%
Other financial assets at fair value through profit or loss	2,072.7	2,220.7	2,282.6	2.8%	10.1%
Total loans and receivables, net	150,898.7	155,019.9	160,754.3	3.7%	6.5%
Tangible assets	6,559.5	6,579.4	6,654.0	1.1%	1.4%
Goodwill	6,824.9	6,724.3	6,901.1	2.6%	1.1%
Concession arrangement rights	2,805.3	2,952.3	3,114.2	5.5%	11.0%
Other assets	7,162.8	7,613.9	7,854.3	3.2%	9.7%
Total assets	224,073.7	228,063.1	236,538.5	3.7%	5.6%
Derivative instruments held for trading	640.7	385.0	298.7	-22.4%	-53.4%
Deposits from clients at amortized cost	143,887.1	146,886.5	154,885.2	5.4%	7.6%
Interbank borrowings and overnight funds	6,315.7	7,895.6	4,970.4	-37.0%	-21.3%
Borrowings from banks and others	17,906.6	16,698.1	18,205.3	9.0%	1.7%
Bonds	18,568.2	18,493.4	19,102.2	3.3%	2.9%
Borrowings from development entities	2,725.7	2,890.5	2,998.1	3.7%	10.0%
Other liabilities	9,370.5	9,632.4	10,207.4	6.0%	8.9%
Total liabilities	199,414.5	202,881.5	210,667.3	3.8%	5.6%
Equity attributable to owners of the parent company	15,601.6	15,898.0	16,287.0	2.4%	4.4%
Non-controlling interests	9,057.7	9,283.6	9,584.2	3.2%	5.8%
Total equity	24,659.2	25,181.6	25,871.2	2.7%	4.9%
Total liabilities and equity	224,073.7	228,063.1	236,538.5	3.7%	5.6%

Consolidated Statement of Income	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Interest income	4,620.1	4,661.6	4,622.8	-0.8%	0.1%
Interest expense	2,305.5	1,985.5	1,961.0	-1.2%	-14.9%
Net interest income	2,314.6	2,676.1	2,661.8	-0.5%	15.0%
Impairment loss on loans and accounts receivable	861.9	1,091.4	1,125.9	3.2%	30.6%
Impairment loss on other assets	32.4	1.2	152.4	N.A.	N.A.
Recovery of charged-off assets	(108.8)	(65.2)	(78.2)	19.9%	-28.1%
Impairment loss, net	785.5	1,027.3	1,200.1	16.8%	52.8%
Net income from commissions and fees	1,110.8	1,148.8	1,165.8	1.5%	5.0%
Net trading income	237.7	66.9	178.8	167.2%	-24.8%
Net income from financial instruments designated at fair value	50.5	45.3	62.4	37.9%	23.7%
Total other income	580.6	476.8	596.0	25.0%	2.7%
Total other expenses	2,189.6	2,170.5	2,290.0	5.5%	4.6%
Income before income tax expense	1,319.1	1,216.1	1,174.7	-3.4%	-10.9%
Income tax expense	476.6	470.8	440.2	-6.5%	-7.6%
Income from continued operations	842.4	745.3	734.6	-1.4%	-12.8%
Income from discontinued operations	(0.1)	0.0	-	-100.0%	-100.0%
Net income before non-controlling interest	842.5	745.3	734.6	-1.4%	-12.8%
Non-controlling interest	384.1	307.4	267.9	-12.9%	-30.3%
Net income attributable to the owners of the parent company	458.4	437.9	466.7	6.6%	1.8%

Key ratios	4Q16	3Q17	4Q17	2016	2017

Net Interest Margin(1)	5.4%	5.9%	5.8%	5.4%	5.8%
Net Interest Margin (including net trading income)(1)	5.5%	5.9%	5.9%	5.6%	5.9%
Efficiency ratio(2)	52.2%	46.8%	46.3%	47.3%	46.5%
ROAA(3)	1.5%	1.3%	1.3%	1.6%	1.4%
ROAE(4)	11.9%	11.2%	11.6%	14.3%	12.5%

30 days PDL / Total loans and leases (5)	3.0%	4.0%	3.9%	3.0%	3.9%
Provision expense / Average loans and leases (6)	2.3%	2.8%	2.9%	2.1%	2.7%
Allowance / 30 days PDL (5)	95.0%	84.8%	90.7%	95.0%	90.7%
Allowance / Total loans and leases	2.8%	3.4%	3.5%	2.8%	3.5%
Charge-offs / Average loans and leases (6)	1.7%	1.8%	1.8%	1.6%	1.7%

Total loans and leases, net / Total assets	67.3%	68.0%	68.0%	67.3%	68.0%
Deposits / Total loans and leases, net	95.4	94.8	96.3	95.4	96.3
Equity / Assets	11.0%	11.0%	10.9%	11.0%	10.9%
Tangible equity ratio (7)	7.9%	8.0%	7.9%	7.9%	7.9%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,180.0	1,315.0	1,300.0	1,180.0	1,300.0
Preferred share price (EoP)	1,215.0	1,330.0	1,290.0	1,215.0	1,290.0
BV/ EoP shares in Ps.	700.2	713.5	731.0	700.2	731.0
EPS	20.6	19.7	20.9	96.0	88.1

P/E (8)	14.8	16.9	15.4	12.7	14.6
P/BV (8)	1.7	1.9	1.8	1.7	1.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of December 31st, 2017 totaled Ps 236,538.5 billion showing an increase of 5.6% versus December 31st, 2016, and 3.7% versus September 30th, 2017. Growth in assets was mainly driven by a 6.5% year over year growth in total loans and receivables, net to Ps 160,754.3 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 5.7% versus December 31st, 2016 and 3.2% versus September 30th, 2017; for total loans and receivables, net growth would have been 6.7% versus December 31st, 2016 and 3.2% versus September 30th, 2017.

1.1 Loans and receivables

Total gross loans and receivables (excluding interbank and overnight funds) increased by 4.9% between December 31st, 2016 and December 31st, 2017 to Ps 159,093.7 billion (5.1% excluding FX) mainly driven by (i) a 10.0% increase in Mortgage and housing leases to Ps 16,151.3 billion (10.4% excluding FX), (ii) a 7.4% increase in Consumer loans and leases to Ps 50,382.9 billion (7.6% excluding FX), and (iii) a 2.9% increase in Commercial loans and leases to Ps 92,149.8 billion (3.0% excluding FX).

Interbank & overnight funds increased by 103.9% to Ps 7,279.0 billion (104.5% excluding FX).

Allowance for impairment of loans and receivables was Ps 5,618.5 billion as of December 31st, 2017 taking net loans and receivables to Ps 160,754.3 billion, 6.5% higher than in December 31st, 2016.

Total loans and receivables, net	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Loans and receivables
Commercial loans and leases	89,579.6	90,797.1	92,149.8	1.5%	2.9%
Consumer loans and leases	46,928.0	48,781.7	50,382.9	3.3%	7.4%
Mortgages and housing leases	14,683.5	15,418.6	16,151.3	4.8%	10.0%
Microcredit loans and leases	399.4	404.7	409.7	1.2%	2.6%
Loans and receivables	151,590.6	155,402.1	159,093.7	2.4%	4.9%
Interbank & overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Total loans and leases operations and receivables portfolio	155,160.2	160,263.8	166,372.8	3.8%	7.2%
Allowance for impairment of loans and receivables	(4,261.4)	(5,243.9)	(5,618.5)	7.1%	31.8%
Allowance for impairment of commercial loans	(2,028.4)	(2,616.7)	(2,928.5)	11.9%	44.4%
Allowance for impairment of consumer loans	(2,026.3)	(2,410.6)	(2,461.9)	2.1%	21.5%
Allowance for impairment of mortgages	(143.6)	(143.8)	(154.0)	7.0%	7.2%
Allowance for impairment of microcredit loans	(63.1)	(72.8)	(74.2)	1.9%	17.5%
Total loans and receivables, net	150,898.7	155,019.9	160,754.3	3.7%	6.5%

4

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
General purpose	60,402.9	61,445.1	63,997.6	4.2%	6.0%
Working capital	15,512.2	15,739.3	14,723.5	-6.5%	-5.1%
Financial leases	9,952.5	9,865.3	9,892.4	0.3%	-0.6%
Funded by development banks	2,821.0	2,777.9	2,713.8	-2.3%	-3.8%
Overdrafts	508.6	583.0	440.0	-24.5%	-13.5%
Credit cards	382.4	386.6	382.6	-1.0%	0.1%
Commercial loans and leases	89,579.6	90,797.1	92,149.8	1.5%	2.9%
Personal loans	28,495.8	29,918.7	30,709.4	2.6%	7.8%
Credit cards	12,395.7	12,711.1	13,464.2	5.9%	8.6%
Automobile and vehicle	5,736.4	5,826.9	5,896.6	1.2%	2.8%
Financial leases	215.6	224.6	226.8	1.0%	5.2%
Overdrafts	84.5	100.4	85.9	-14.4%	1.7%
Other	0.0	0.0	0.0	-9.4%	-29.3%
Consumer loans and leases	46,928.0	48,781.7	50,382.9	3.3%	7.4%
Mortgages	13,781.4	14,430.0	15,103.5	4.7%	9.6%
Housing leases	902.1	988.5	1,047.8	6.0%	16.1%
Mortgages and housing leases	14,683.5	15,418.6	16,151.3	4.8%	10.0%
Microcredit loans and leases	399.4	404.7	409.7	1.2%	2.6%
Loans and receivables	151,590.6	155,402.1	159,093.7	2.4%	4.9%
Interbank & overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Total loans and leases operations and receivables portfolio	155,160.2	160,263.8	166,372.8	3.8%	7.2%

Over the last twelve months, consumer credit cards and mortgages have driven our loan portfolio growth in accordance with our banks’ strategy.

In Colombia, loans and receivables increased by 4.0% during the last twelve months and 1.4% during the quarter. As for Central America, loans and receivables grew by 7.3% between December 31st, 2016 and December 31st, 2017 and increased 4.9% in the last quarter; when excluding FX, growth would have been 7.9% and 3.2%, respectively.

Commercial loans grew by 2.9% between December 31st, 2016 and December 31st, 2017 and increase 1.5% during the quarter. In Colombia, commercial loans grew by 1.4% between December 31st, 2016 and December 31st, 2017 and 0.6% in the quarter. As for Central America, commercial loans grew by 8.8% between December 31st, 2016 and December 31st, 2017 and 4.8% in the quarter; when excluding FX, growth in Central America would have been 9.4% and 3.1%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by personal loans and credit cards. In Colombia, personal loans grew by 8.7% during the year and 2.6% between September 30th, 2017 and December 31st, 2017, mainly in payroll lending. Growth of our Central American operations, excluding FX, was driven by credit cards, which grew 8.8% during the last twelve months and 6.3% in the quarter, and personal loans, which grew 4.6% during last twelve months and 1.3% during the quarter.

5

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in payroll loans which grew approximately 49.0% as compared to December 31st, 2016 and increasing its weight in the mix in consumer loans during the year.

Gross loans / Bank ($)	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Banco de Bogotá	97,009.3	99,329.3	102,404.4	3.1%	5.6%
Domestic	53,817.4	55,135.7	56,058.8	1.7%	4.2%
Central America	43,191.9	44,193.6	46,345.5	4.9%	7.3%
Banco de Occidente	27,207.2	27,431.8	27,132.0	-1.1%	-0.3%
Banco Popular	16,474.3	16,993.7	17,690.2	4.1%	7.4%
Banco AV Villas	9,392.5	9,913.3	10,131.9	2.2%	7.9%
Corficolombiana	2,470.2	2,505.1	2,502.5	-0.1%	1.3%
Eliminations	(962.9)	(771.1)	(767.3)	-0.5%	-20.3%
Loans and receivables	151,590.6	155,402.1	159,093.7	2.4%	4.9%
Interbank & overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Total Grupo Aval	155,160.2	160,263.8	166,372.8	3.8%	7.2%

Gross loans / Bank (%)	4Q16	3Q17	4Q17

Banco de Bogotá	64.0%	63.9%	64.4%
Domestic	35.5%	35.5%	35.2%
Central America	28.5%	28.4%	29.1%
Banco de Occidente	17.9%	17.7%	17.1%
Banco Popular	10.9%	10.9%	11.1%
Banco AV Villas	6.2%	6.4%	6.4%
Corficolombiana	1.6%	1.6%	1.6%
Eliminations	-0.6%	-0.5%	-0.5%
Loans and receivables	100%	100%	100%

Of the total loans and receivables, 70.6% are domestic and 29.4% are foreign. In terms of gross loans (excluding interbank and overnight funds), 70.9% are domestic and 29.1% are foreign (reflecting the Central American operations). Total foreign gross loans grew 7.3% during the past 12 months and increased 4.9% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 7.9% and 3.2%, respectively.

Gross loans	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Domestic
Commercial loans and leases	71,708.8	72,242.2	72,703.5	0.6%	1.4%
Consumer loans and leases	30,564.5	32,225.5	32,911.6	2.1%	7.7%
Mortgages and housing leases	5,725.9	6,336.0	6,723.4	6.1%	17.4%
Microcredit loans and leases	399.4	404.7	409.7	1.2%	2.6%
Interbank & overnight funds	1,896.3	3,006.2	4,739.9	57.7%	150.0%
Total domestic loans	110,295.0	114,214.6	117,488.1	2.9%	6.5%
Foreign
Commercial loans and leases	17,870.8	18,554.9	19,446.3	4.8%	8.8%
Consumer loans and leases	16,363.5	16,556.2	17,471.3	5.5%	6.8%
Mortgages and housing leases	8,957.6	9,082.5	9,427.9	3.8%	5.3%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	1,673.3	1,855.6	2,539.2	36.8%	51.7%
Total foreign loans	44,865.2	46,049.1	48,884.7	6.2%	9.0%
Total loans and leases operations and receivables portfolio	155,160.2	160,263.8	166,372.8	3.8%	7.2%

6

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

During last year the quality of our loan portfolio has evidenced a deterioration in line with a slower pace of the economy, a slight weakening in urban and national unemployment metrics and due to certain corporate exposures. Our 30 days PDL to total loans closed 4Q17 in 3.9%, compared to 4.0% in 3Q17 and 3.0% in 4Q16. The ratio of 90 days PDL to total loans was 2.8% for 4Q17, compared to 2.7% in 3Q17 and 2.0% in 4Q16. Finally, the ratio of CDE Loans to total loans was 6.1% in 4Q17, 5.3% in 3Q17 and 4.5% in 4Q16.

Commercial loans’ 30 days PDL ratio was 3.2% for 4Q17, 3.4% for 3Q17 and 2.1% for 4Q16; 90 days PDL ratio was 2.8%, 2.8% and 1.8%, respectively. Consumer loans’ 30 days PDL ratio was 5.1% for 4Q17, 5.1% for 3Q17 and 4.4% for 4Q16; 90 days PDL ratio was 2.8%, 2.7% and 2.3%, respectively. Mortgages’ 30 days PDL ratio was 3.8% for 4Q17, 3.7% for 3Q17 and 3.1% for 4Q16; 90 days PDL ratio was 2.1%, 2.0% and 1.7%, respectively.

Total loans and leases operations and receivables portfolio	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
''A'' normal risk	140,895.0	141,565.1	145,155.6	2.5%	3.0%
''B'' acceptable risk	3,939.0	5,630.5	4,283.7	-23.9%	8.8%
''C'' appreciable risk	3,438.6	3,694.3	4,695.5	27.1%	36.6%
''D'' significant risk	2,177.0	3,051.8	3,273.2	7.3%	50.4%
''E'' unrecoverable	1,141.0	1,460.4	1,685.8	15.4%	47.7%
Loans and receivables	151,590.6	155,402.1	159,093.7	2.4%	4.9%
Interbank and overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Total loans and leases operations and receivables portfolio	155,160.2	160,263.8	166,372.8	3.8%	7.2%

CDE loans / Total loans (*)	4.5%	5.3%	6.1%

Past due loans	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Performing	87,674.4	87,715.5	89,196.4	1.7%	1.7%
Between 31 and 90 days past due	307.7	534.3	345.2	-35.4%	12.2%
+90 days past due	1,597.5	2,547.3	2,608.3	2.4%	63.3%
Commercial loans and leases	89,579.6	90,797.1	92,149.8	1.5%	2.9%
Performing	44,862.8	46,309.0	47,818.8	3.3%	6.6%
Between 31 and 90 days past due	989.3	1,154.5	1,167.6	1.1%	18.0%
+90 days past due	1,075.8	1,318.2	1,396.5	5.9%	29.8%
Consumer loans and leases	46,928.0	48,781.7	50,382.9	3.3%	7.4%
Performing	14,226.8	14,852.2	15,535.3	4.6%	9.2%
Between 31 and 90 days past due	205.5	264.3	282.3	6.8%	37.4%
+90 days past due	251.3	302.1	333.6	10.4%	32.8%
Mortgages and housing leases	14,683.5	15,418.6	16,151.3	4.8%	10.0%
Performing	342.9	343.2	347.9	1.4%	1.4%
Between 31 and 90 days past due	19.1	17.2	18.2	6.2%	-4.6%
+90 days past due	37.4	44.3	43.6	-1.6%	16.5%
Microcredit loans and leases	399.4	404.7	409.7	1.2%	2.6%
Loans and receivables	151,590.6	155,402.1	159,093.7	2.4%	4.9%
Interbank & overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Allowance for impairment of commercial loans	155,160.2	160,263.8	166,372.8	3.8%	7.2%

30 Days PDL / Total loans (*)	3.0%	4.0%	3.9%
90 Days PDL / Total loans (*)	2.0%	2.7%	2.8%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval’s coverage over its 90 days PDL slightly increased from 1.2x for 3Q17 to 1.3x for 4Q17 and was 1.4x for 4Q16. Allowance to CDE Loans was 0.6x for 4Q17, 3Q17 and 4Q16, and allowance to 30 days PDL was 0.9x for 4Q17, 0.8x for 3Q17 and 1.0x for 4Q16. Impairment loss, net of recoveries of charged off assets to average total loans was 2.7% in 4Q17, 2.6% in 3Q17 and 2.0% in 4Q16. Charge-offs to average total loans was 1.8% in 4Q17, 1.8% in 3Q17 and 1.7% in 4Q16.

Total loans and leases operations and receivables portfolio	4Q16	4Q17	4Q17
Allowance for impairment / CDE loans	0.6	0.6	0.6
Allowance for impairment / 30 Days PDL	1.0	0.8	0.9
Allowance for impairment / 90 Days PDL	1.4	1.2	1.3
Allowance for impairment / Total loans (*)	2.8%	3.4%	3.5%

Impairment loss / CDE loans	0.5	0.5	0.5
Impairment loss / 30 Days PDL	0.8	0.7	0.7
Impairment loss / 90 Days PDL	1.2	1.0	1.0
Impairment loss / Average total loans (*)	2.3%	2.8%	2.9%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	2.0%	2.6%	2.7%

Charge-offs / Average total loans (*)	1.7%	1.8%	1.8%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Financial assets held for investment

Total financial assets held for investment increased 4.7% to Ps 28,923.9 billion between December 31st, 2016 and December 31st, 2017, and by 5.7% versus September 30th, 2017. Ps 23,339.7 billion of our total gross portfolio is invested in debt securities, which increased by 3.4% between December 31st, 2016 and December 31st, 2017 and by 6.2% since September 30th, 2017. Ps 2,973.2 billion of our total gross investment securities is invested in equity securities, which increased by 20.0% between December 31st, 2016 and December 31st, 2017 and increased by 7.5% versus September 30th, 2017.

The average yield on our debt and equity investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 4.6% for 4Q17 and 3Q17, compared to 5.6% in 4Q16.

Financial assets held for investment	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Debt securities	2,343.9	2,456.1	2,650.5	7.9%	13.1%
Equity securities	1,747.6	1,950.7	2,149.2	10.2%	23.0%
Derivative instruments	502.2	379.3	328.4	-13.4%	-34.6%
Total financial assets held for trading through profit or losses	4,593.7	4,786.1	5,128.1	7.1%	11.6%
Debt securities	17,662.7	16,867.1	17,790.1	5.5%	0.7%
Equity securities	729.8	814.9	824.0	1.1%	12.9%
Total available for sale financial assets	18,392.5	17,682.0	18,614.2	5.3%	1.2%
Investments held to maturity	2,570.5	2,663.1	2,899.0	8.9%	12.8%
Other financial assets at fair value through profit or loss	2,072.7	2,220.7	2,282.6	2.8%	10.1%
Total financial assets held for investment	27,629.4	27,352.0	28,923.9	5.7%	4.7%

8

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

1.3 Cash and Cash Equivalents

As of December 31st, 2017 cash and cash equivalents had a balance of Ps 22,336.8 billion showing a 0.6% increase versus December 31st, 2016 and 2.4% versus September 30th, 2017 (0.9% and 1.8% excluding FX).

The ratio of cash and cash equivalents to deposits was 14.4% in December 31st, 2017, 14.9% in September 30th, 2017, and 15.4% in December 31st, 2016.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2017 reached Ps 10,863.9 billion, increasing by 4.8% versus December 31st, 2016 and increasing 3.7% versus September 30th, 2017.

Goodwill as of December 31st, 2017 was Ps 6,901.1 billion, increasing by 1.1% versus December 31st, 2016 and increasing 2.6% versus September 30th, 2017, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2017 reached Ps 3,962.8 billion and grew by 11.9% versus December 31st, 2016 and 5.5% versus September 30th, 2017.

2. Liabilities

As of December 31st, 2017 funding represented 95.0% of total liabilities and other liabilities represented 5.0%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 200,161.3 billion as of December 31st, 2017 showing an increase of 5.7% versus December 31st, 2016 and an increase of 3.8% versus September 30th, 2017 (5.8% increase and 3.3% increase excluding FX). Total deposits represented 77.4% of total funding as of the end of 4Q17, 76.2% for 3Q17 and 76.0% for 4Q16.

Average cost of funds was 4.0% in 4Q17, 4.1% in 3Q17 and 5.0% in 4Q16. The decline in average cost of funds was a consequence of a declining interest rate scenario in Colombia.

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

2.1.1 Deposits

Deposits from clients at amortized cost	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Checking accounts	13,134.6	13,355.3	15,421.1	15.5%	17.4%
Other deposits	328.8	492.3	472.8	-4.0%	43.8%
Non-interest bearing	13,463.4	13,847.6	15,893.9	14.8%	18.1%
Checking accounts	21,843.6	18,401.2	20,596.5	11.9%	-5.7%
Time deposits	58,006.1	62,866.8	62,616.2	-0.4%	7.9%
Savings deposits	50,573.9	51,770.9	55,778.7	7.7%	10.3%
Interest bearing	130,423.7	133,038.9	138,991.4	4.5%	6.6%
Deposits from clients at amortized cost	143,887.1	146,886.5	154,885.2	5.4%	7.6%

Of our total deposits as of December 31st, 2017 checking accounts represented 23.3%, time deposits 40.4%, savings accounts 36.0%, and other deposits 0.3%.

The following table shows the deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in deposits within our banking operation in Colombia.

Deposits / Bank ($)	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Banco de Bogotá	93,676.7	94,919.6	100,947.2	6.4%	7.8%
Domestic	53,783.3	53,520.9	56,548.8	5.7%	5.1%
Central America	39,893.4	41,398.7	44,398.4	7.2%	11.3%
Banco de Occidente	24,176.1	25,183.8	26,169.1	3.9%	8.2%
Banco Popular	14,733.4	15,128.2	15,968.5	5.6%	8.4%
Banco AV Villas	9,706.1	9,922.9	10,086.1	1.6%	3.9%
Corficolombiana	3,846.8	4,148.0	4,095.7	-1.3%	6.5%
Eliminations	(2,251.9)	(2,415.9)	(2,381.4)	-1.4%	5.8%
Total Grupo Aval	143,887.1	146,886.5	154,885.2	5.4%	7.6%

Deposits / Bank (%)	4Q16	3Q17	4Q17
Banco de Bogotá	65.1%	64.6%	65.2%
Domestic	37.4%	36.4%	36.5%
Central America	27.7%	28.2%	28.7%
Banco de Occidente	16.8%	17.1%	16.9%
Banco Popular	10.2%	10.3%	10.3%
Banco AV Villas	6.7%	6.8%	6.5%
Corficolombiana	2.7%	2.8%	2.6%
Eliminations	-1.6%	-1.6%	-1.5%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2017 borrowings from banks and other totaled Ps 21,203.4 billion, showing a 2.8% increase versus December 31st, 2016 and 8.2% increase versus September 30th, 2017. Excluding FX, borrowings from banks and other increased 3.1% versus December 31st, 2016 and increased 7.4% versus September 30th, 2017.

2.1.3 Bonds

Total bonds as of December 31st, 2017 totaled Ps 19,102.2 billion showing an increase of 2.9% versus December 31st, 2016 and an increase of 3.3% versus September 31st, 2017. Excluding FX, bonds increased 2.9% versus December 31st, 2016 and 3.2% versus September 30th, 2017.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of December 31st, 2017 non-controlling interest was Ps 9,584.2 billion which increased by 5.8% versus December 31st, 2016 and 3.2% versus September 30th, 2017. Total non-controlling interest remained stable during the last quarter on 37.0% of total equity. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	0
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana (3)	44.5%	44.8%	44.8%	-	30

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and/or acquisitions through open market transations.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2017 was Ps 16,287.0 billion, showing an increase of 4.4% versus December 31st, 2016 and of 2.4% versus September 30th, 2017.

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to shareholders for 4Q17 of Ps 466.7 billion shows a 1.8% increase versus 4Q16 and a 6.6% increase versus 3Q17.

Consolidated Statement of Income	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Interest income	4,620.1	4,661.6	4,622.8	-0.8%	0.1%
Interest expense	2,305.5	1,985.5	1,961.0	-1.2%	-14.9%
Net interest income	2,314.6	2,676.1	2,661.8	-0.5%	15.0%
Impairment loss on loans and accounts receivable	861.9	1,091.4	1,125.9	3.2%	30.6%
Impairment loss on other assets	32.4	1.2	152.4	N.A.	N.A.
Recovery of charged-off assets	(108.8)	(65.2)	(78.2)	19.9%	-28.1%
Impairment loss, net	785.5	1,027.3	1,200.1	16.8%	52.8%
Net income from commissions and fees	1,110.8	1,148.8	1,165.8	1.5%	5.0%
Net trading income	237.7	66.9	178.8	167.2%	-24.8%
Net income from financial instruments designated at fair value	50.5	45.3	62.4	37.9%	23.7%
Total other income	580.6	476.8	596.0	25.0%	2.7%
Total other expenses	2,189.6	2,170.5	2,290.0	5.5%	4.6%
Income before income tax expense	1,319.1	1,216.1	1,174.7	-3.4%	-10.9%
Income tax expense	476.6	470.8	440.2	-6.5%	-7.6%
Income from continued operations	842.4	745.3	734.6	-1.4%	-12.8%
Income from discontinued operations	(0.1)	0.0	-	-100.0%	-100.0%
Net income before non-controlling interest	842.5	745.3	734.6	-1.4%	-12.8%
Non-controlling interest	384.1	307.4	267.9	-12.9%	-30.3%
Net income attributable to the owners of the parent company	458.4	437.9	466.7	6.6%	1.8%

1. Net Interest Income

Net interest income	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Interest income
Commercial	2,034.8	1,995.2	1,927.5	-3.4%	-5.3%
Interbank and overnight funds	95.2	80.0	67.3	-15.9%	-29.3%
Consumer	1,967.6	2,046.0	2,079.0	1.6%	5.7%
Mortgages and housing leases	296.6	323.3	336.3	4.0%	13.4%
Microcredit	29.7	25.8	29.4	13.9%	-0.8%
Loan portfolio interest	4,423.9	4,470.5	4,439.5	-0.7%	0.4%
Interests on investments in debt securities	196.2	191.2	183.3	-4.1%	-6.6%
Total interest income	4,620.1	4,661.6	4,622.8	-0.8%	0.1%
Interest expense
Checking accounts	58.4	72.0	72.8	1.1%	24.7%
Time deposits	938.5	887.6	824.4	-7.1%	-12.2%
Savings deposits	617.0	455.8	449.6	-1.3%	-27.1%
Total interest expenses on deposits	1,613.9	1,415.4	1,346.8	-4.8%	-16.5%
Borrowings	694.5	531.5	576.5	8.5%	-17.0%
Interbank borrowings and overnight funds	76.1	55.0	68.9	25.3%	-9.5%
Borrowings from banks and others	206.6	178.7	218.9	22.5%	6.0%
Bonds	411.8	297.9	288.7	-3.1%	-29.9%
Borrowings from development entities	(2.8)	38.6	37.7	-2.2%	N.A
Total interest expense	2,305.5	1,985.5	1,961.0	-1.2%	-14.9%
Net interest income	2,314.6	2,676.1	2,661.8	-0.5%	15.0%

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 15.0% to Ps 2,661.8 billion for 4Q17 versus 4Q16 and decreased by 0.5% versus 3Q17. The increase versus 4Q16 was derived from a 14.9% decrease in total interest expense and a 0.1% increase in total interest income.

Our Net Interest Margin(1) was 5.9% for 4Q17 and 3Q17, and 5.5% in 4Q16. Net Interest Margin on Loans was 7.0% for 4Q17 and 3Q17, and 6.4% in 4Q16. On the other hand, our Net Investments Margin was 0.4% in 4Q17 versus 0.3% in 3Q17 and 4Q16.

In our Colombian operations, our Net Interest Margin was 5.6% for 4Q17, 5.7% in 3Q17, and 5.0% in 4Q16. Net Interest Margin on Loans was 6.7% for 4Q17, 6.8% in 3Q17 and 5.9% in 4Q16. On the other hand, our Net Investments Margin was 0.1% in 4Q17 versus -0.3% in 3Q17 and 0.2% in 4Q16.

In our Central American operations, our Net Interest Margin was 6.7% for 4Q17, 6.6% in 3Q17, and 6.8% in 4Q16. Net Interest Margin on Loans was 7.6% for 4Q17, 7.4% in 3Q17 and 7.9% in 4Q16. On the other hand, our Net Investments Margin was 1.2% in 4Q17 versus 1.9% in 3Q17 and 0.2% in 4Q16.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 6.1% for 4Q17, 6.1% in 3Q17 and 5.9% in 4Q16. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 7.2% for 4Q17 and 3Q17, and 7.0% in 4Q16.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increase by 16.8% to Ps 1,200.1 billion for 4Q17 versus 3Q17 and increased by 52.8% versus 4Q16. The increase on impairment loss on loans and accounts receivable in 4Q17 versus 4Q16 was partly explained by Ps 97.4 billion in provisions from Electricaribe, Ps 91.0 billion related to Concesionaria Ruta del Sol (CRDS) and Ps 4.5 billion related to SITP. The increase on impairments loss on other assets in 4Q17 versus 4Q16 was mainly driven by an impairment adjustment made by Episol S.A.S, entity fully owned by Corficolombiana, on its 33% stake in CRDS for Ps 140.7 billion in 4Q17 vs 102.3 billion in 4Q16 (Ps 96.3 billion through equity method and Ps 6.0 billion through impairment loss on other assets.)

Impairment loss, net	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Impairment loss on loans and accounts receivable	861.9	1,091.4	1,125.9	3.2%	30.6%
Recovery of charged-off assets	(108.8)	(65.2)	(78.2)	19.9%	-28.1%
Impairment loss on other assets	32.4	1.2	152.4	N.A.	N.A.
Impairment loss, net	785.5	1,027.3	1,200.1	16.8%	52.8%

Our annualized gross cost of risk was 2.9% for 4Q17, 2.8% for 3Q17 and 2.3% for 4Q16. Net of recoveries of charged-off assets our ratio was 2.7% for 4Q17, 2.6% for 3Q17, and 2.0% for 4Q16.

Over the last quarter impairment losses on large corporates impacted our results. Provisions for Electricaribe, SITP and CRDS accounted for 49 basis points of our cost of risk net of recoveries of charged-off assets and their respective allowances now cover 68.8%, 12.9%, and 12.9% of our exposure, respectively.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.8% for 4Q17, 5.9% for 3Q17 and 5.4% for 4Q16.

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

3. Non-interest income

Total non-interest income	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Income from commissions and fees
Banking fees(1)	911.8	968.3	955.8	-1.3%	4.8%
Trust and portfolio management activities	130.2	75.2	83.9	11.7%	-35.5%
Pension and severance fund management	193.2	227.0	231.5	2.0%	19.8%
Bonded warehouse services	48.8	40.4	41.3	2.3%	-15.4%
Total income from commissions and fees	1,284.0	1,310.8	1,312.5	0.1%	2.2%
Expenses for commissions and fees	173.3	162.1	146.7	-9.5%	-15.3%
Net income from commissions and fees	1,110.8	1,148.8	1,165.8	1.5%	5.0%

Net trading income	237.7	66.9	178.8	167.2%	-24.8%
Net income from financial instruments designated at fair value	50.5	45.3	62.4	37.9%	23.7%

Other income
Foreign exchange gains (losses), net	(15.7)	151.6	78.2	-48.4%	N.A
Net gain on sale of investments	5.2	13.6	23.4	71.4%	N.A.
Gain on the sale of non-current assets held for sale	4.3	4.3	2.3	-47.4%	-46.9%
Income from non-consolidated investments(2)	(65.4)	47.8	37.5	-21.6%	-157.4%
Net gains on asset valuations	53.9	6.3	20.9	N.A.	-61.2%
Income from non-financial sector, net	279.7	159.3	297.6	86.8%	6.4%
Other operating income	318.5	93.8	136.1	45.0%	-57.3%
Total other income	580.6	476.8	596.0	25.0%	2.7%

Total non-interest income	1,979.6	1,737.8	2,003.1	15.3%	1.2%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 5.0% to Ps 1,165.8 billion for 4Q17 versus 4Q16 and 1.5% in the quarter. Income from commissions and fees increased by 2.2% to Ps 1,312.5 billion in 4Q17 versus 4Q16 and 0.1% in the quarter. Excluding FX, net income from commissions increased 5.4% and 1.3%, respectively. In Colombia, net income from commissions and fees increased by 4.6% over the last year and decreased 4.6% over the quarter. In Central America, net income from commissions and fees increased by 5.4% over the last year and 9.6% over the quarter; excluding FX, net income increased by 6.4% and increased 9.2% during the quarter.

3.2 Net trading income

Net trading income	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Investments held for trading	89.5	63.9	105.1	64.6%	17.4%
Trading derivatives	77.7	(41.6)	6.9	-116.7%	-91.1%
Hedging activities	70.5	44.6	66.8	49.6%	-5.3%
Net trading income	237.7	66.9	178.8	167.2%	-24.8%

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Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

3.3 Other income (expense)

Total other income (expense) for 4Q17 totaled Ps 596.0 billion increasing by 2.7% versus 4Q16 and increasing 25.0% versus 3Q17. The quarterly increase was mainly driven by higher income from our infrastructure sector (non-financial sector) which was partially offset by results in our agribusiness companies.

4. Other expenses

Total other expenses for 4Q17 totaled Ps 2,290.0 billion increasing by 4.6% versus 4Q16 and 5.5% versus 3Q17. Our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 46.3% in 4Q17, 46.8% in 3Q17 and 52.2% in 4Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.6% in 4Q17, 3.5% in 3Q17 and 3.8% in 4Q16.

In Colombia, our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 44.3% in 4Q17, 44.1% in 3Q17 and 49.8% in 4Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.3% in 4Q17, 3.2% in 3Q17 and 3.2% in 4Q16.

In Central America, our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 50.5% in 4Q17, 52.5% in 3Q17 and 56.5% in 4Q16. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.4% in 4Q17 and 3Q17 and 5.1% in 4Q16.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 4Q17, non-controlling interest in the income statement was Ps 267.9 billion, showing a 30.3% decrease versus 4Q16 and 12.9% decrease versus 3Q17. The ratio of non-controlling interest to income before non-controlling interest was 36.5% in 4Q17, 41.2% in 3Q17 and 45.6% in 4Q16.

15

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation Financial Statements Under Full IFRS Information in Ps. Billions

		4Q16	3Q17	4Q17	Δ
					4Q17 vs. 3Q17	4Q17 vs. 4Q16

	Gross loans and receivables	108,398.7	111,208.5	112,748.2	1.4%	4.0%

	Total assets	159,090.8	162,360.6	166,381.0	2.5%	4.6%

	Deposits from clients at amortized cost	103,993.6	105,487.8	110,486.8	4.7%	6.2%

	Total liabilities	144,862.6	148,081.4	151,862.0	2.6%	4.8%

	Net income before non-controlling interest	596.6	477.1	428.1	-10.3%	-28.2%

	Net income attributable to the owners of the parent company	289.4	253.6	256.1	1.0%	-11.5%

			YTD 2016	YTD 2017	Δ
					2017 vs. 2016

	Net income before non-controlling interest		2,501.5	2,080.9	-16.8%

A	Net income attributable to the owners of the parent company		1,442.0	1,219.1	-15.5%

Leasing Bogotá Panamá S.A.(1) Financial Statements Under IFRS Information in Ps. Billions

		4Q16	3Q17	4Q17	Δ
					4Q17 vs. 3Q17	4Q17 vs. 4Q16

	Gross loans and receivables	43,191.9	44,193.6	46,345.5	4.9%	7.3%

	Total assets	64,982.9	65,702.5	70,157.6	6.8%	8.0%

	Deposits from clients at amortized cost	39,893.4	41,398.7	44,398.4	7.2%	11.3%

	Total liabilities	54,551.9	54,800.0	58,805.3	7.3%	7.8%

	Net income before non-controlling interest	245.9	268.2	306.5	14.3%	24.6%

	Net income attributable to the owners of the parent company	169.0	184.3	210.6	14.3%	24.6%

			YTD 2016	YTD 2017	Δ
					2017 vs. 2016

	Net income before non-controlling interest		1,015.5	1,081.6	6.5%

B	Net income attributable to the owners of the parent company		697.9	743.3	6.5%

A+B	Net income attributable to the owners of the parent company		2,139.9	1,962.4	-8.3%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

16

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,653.4 billion (Ps 543.6 billion of bank debt and Ps 1,109.8 billion of bonds denominated in Colombian pesos) as of December 31st, 2017. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1,000 million) bonds under its respective indentures. As of December 31st, 2017 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 2,984.0 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,911.5 billion of total liquid assets, a total gross indebtedness of Ps 4,656.5 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,744.9 billion as of December 31st, 2017. In addition to liquid assets, Grupo Aval Ltd. has Ps 808.7 billion in other loans to subsidiaries.

As of December 31st, 2017 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.16x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Double Leverage (1)	1.15x	1.16x	1.16x	0.00	0.01
Net debt / Core earnings (2)(3)	2.8x	2.7x	2.7x	0.0	-0.2
Net debt / Cash dividends(2)(3)	3.5x	3.2x	3.6x	0.4	0.1
Core earning s/ Interest Expense (2)	3.6x	4.8x	5.0x	0.2	1.4

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

18

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q16	3Q17	4Q17	Δ
				4Q17 vs. 3Q17	4Q17 vs. 4Q16

Cash and cash equivalents	22,193.0	21,821.4	22,336.8	2.4%	0.6%

Financial assets held for investment
Debt securities	2,343.9	2,456.1	2,650.5	7.9%	13.1%
Equity securities	1,747.6	1,950.7	2,149.2	10.2%	23.0%
Derivative instruments	502.2	379.3	328.4	-13.4%	-34.6%
Total financial assets held for trading through profit or losses	4,593.7	4,786.1	5,128.1	7.1%	11.6%
Debt securities	17,662.7	16,867.1	17,790.1	5.5%	0.7%
Equity securities	729.8	814.9	824.0	1.1%	12.9%
Total available for sale financial assets	18,392.5	17,682.0	18,614.2	5.3%	1.2%
Investments held to maturity	2,570.5	2,663.1	2,899.0	8.9%	12.8%
Other financial assets at fair value through profit or loss	2,072.7	2,220.7	2,282.6	2.8%	10.1%
Total financial assets held for investment	27,629.4	27,352.0	28,923.9	5.7%	4.7%

Loans and receivables
Commercial loans and leases	93,149.2	95,658.8	99,428.9	3.9%	6.7%
Commercial loans and leases	89,579.6	90,797.1	92,149.8	1.5%	2.9%
Interbank & overnight funds	3,569.6	4,861.7	7,279.0	49.7%	103.9%
Consumer loans and leases	46,928.0	48,781.7	50,382.9	3.3%	7.4%
Mortgages and housing leases	14,683.5	15,418.6	16,151.3	4.8%	10.0%
Microcredit loans and leases	399.4	404.7	409.7	1.2%	2.6%
Total loans and leases operations and receivables portfolio	155,160.2	160,263.8	166,372.8	3.8%	7.2%
Allowance for impairment of loans and receivables	(4,261.4)	(5,243.9)	(5,618.5)	7.1%	31.8%
Total loans and receivables, net	150,898.7	155,019.9	160,754.3	3.7%	6.5%

Other accounts receivable	3,524.6	3,781.0	4,239.3	12.1%	20.3%
Hedging derivatives	128.5	112.9	55.3	-51.1%	-57.0%
Non-current assets held for sale	259.5	166.9	101.4	-39.3%	-60.9%
Investments in associates and joint ventures	1,146.6	1,154.6	1,043.0	-9.7%	-9.0%

Own-use property, plant and equipment, net	5,899.2	5,749.3	5,800.0	0.9%	-1.7%
Investment properties	612.3	764.3	787.9	3.1%	28.7%
Biological assets	48.0	65.8	66.1	0.5%	37.8%
Tangible assets	6,559.5	6,579.4	6,654.0	1.1%	1.4%

Goodwill	6,824.9	6,724.3	6,901.1	2.6%	1.1%
Concession arrangement rights	2,805.3	2,952.3	3,114.2	5.5%	11.0%
Other intangible assets	735.0	803.9	848.7	5.6%	15.5%
Intangible assets	10,365.3	10,480.5	10,863.9	3.7%	4.8%

Current	584.2	819.5	907.5	10.7%	55.3%
Deferred	195.0	139.1	139.4	0.2%	-28.5%
Income tax assets	779.1	958.7	1,046.9	9.2%	34.4%

Other assets	589.4	635.9	519.8	-18.3%	-11.8%
Total assets	224,073.7	228,063.1	236,538.5	3.7%	5.6%

Derivative instruments held for trading	640.7	385.0	298.7	-22.4%	-53.4%
Total financial liabilities held for trading	640.7	385.0	298.7	-22.4%	-53.4%

Deposits from clients at amortized cost	143,887.1	146,886.5	154,885.2	5.4%	7.6%
Checking accounts	34,978.2	31,756.4	36,017.6	13.4%	3.0%
Time deposits	58,006.1	62,866.8	62,616.2	-0.4%	7.9%
Savings deposits	50,573.9	51,770.9	55,778.7	7.7%	10.3%
Other deposits	328.8	492.3	472.8	-4.0%	43.8%
Financial obligations	42,790.6	43,087.0	42,277.9	-1.9%	-1.2%
Interbank borrowings and overnight funds	6,315.7	7,895.6	4,970.4	-37.0%	-21.3%
Borrowings from banks and others	17,906.6	16,698.1	18,205.3	9.0%	1.7%
Bonds	18,568.2	18,493.4	19,102.2	3.3%	2.9%
Borrowings from development entities	2,725.7	2,890.5	2,998.1	3.7%	10.0%
Total financial liabilities at amortized cost	189,403.3	192,864.0	200,161.3	3.8%	5.7%

Hedging derivatives	43.4	12.1	13.5	10.9%	-69.0%

Litigation	155.7	162.7	165.4	1.6%	6.2%
Other provisions	464.6	511.1	527.3	3.2%	13.5%
Provisions	620.4	673.8	692.6	2.8%	11.6%

Current	405.1	300.8	330.8	10.0%	-18.3%
Deferred	1,246.8	1,608.0	1,696.8	5.5%	36.1%
Income tax liabilities	1,651.9	1,908.8	2,027.7	6.2%	22.7%
Employee benefits	1,097.6	1,231.6	1,238.2	0.5%	12.8%
Other liabilities	5,957.2	5,806.1	6,235.5	7.4%	4.7%
Total liabilities	199,414.5	202,881.5	210,667.3	3.8%	5.6%

Equity attributable to owners of the parent company	15,601.6	15,898.0	16,287.0	2.4%	4.4%
Non-controlling interests	9,057.7	9,283.6	9,584.2	3.2%	5.8%
Total equity	24,659.2	25,181.6	25,871.2	2.7%	4.9%

Total liabilities and equity	224,073.7	228,063.1	236,538.5	3.7%	5.6%

19

Report of 4Q2017 and FY 2017 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2016	YTD 2017	Δ	4Q16	3Q17	4Q17	Δ
			2017 vs. 2016				4Q17 vs. 3Q17	4Q17 vs. 4Q16
Interest income
Loan portfolio interest	16,665.5	17,900.0	7.4%	4,423.9	4,470.5	4,439.5	-0.7%	0.4%
Interests on investments in debt securities	881.5	841.9	-4.5%	196.2	191.2	183.3	-4.1%	-6.6%
Total interest income	17,547.0	18,741.8	6.8%	4,620.1	4,661.6	4,622.8	-0.8%	0.1%

Interest expense
Checking accounts	258.9	309.3	19.5%	58.4	72.0	72.8	1.1%	24.7%
Time deposits	3,413.5	3,560.5	4.3%	938.5	887.6	824.4	-7.1%	-12.2%
Savings deposits	2,139.8	1,979.0	-7.5%	617.0	455.8	449.6	-1.3%	-27.1%
Total interest expenses on deposits	5,812.3	5,848.8	0.6%	1,613.9	1,415.4	1,346.8	-4.8%	-16.5%

Borrowings	2,424.1	2,219.6	-8.4%	694.5	531.5	576.5	8.5%	-17.0%
Interbank borrowings and overnight funds	570.2	287.4	-49.6%	76.1	55.0	68.9	25.3%	-9.5%
Borrowings from banks and others	575.7	770.0	33.8%	206.6	178.7	218.9	22.5%	6.0%
Bonds	1,278.3	1,162.2	-9.1%	411.8	297.9	288.7	-3.1%	-29.9%
Borrowings from development entities	156.0	159.3	2.1%	(2.8)	38.6	37.7	-2.2%	N.A
Total interest expense	8,392.4	8,227.7	-2.0%	2,305.5	1,985.5	1,961.0	-1.2%	-14.9%
Net interest income	9,154.6	10,514.1	14.9%	2,314.6	2,676.1	2,661.8	-0.5%	15.0%

Impairment loss
Impairment loss on loans and accounts receivable	3,004.2	4,119.3	37.1%	861.9	1,091.4	1,125.9	3.2%	30.6%
Recovery of charged-off assets	(290.4)	(264.6)	-8.9%	(108.8)	(65.2)	(78.2)	19.9%	-28.1%
Impairment loss on other assets	117.9	169.2	43.5%	32.4	1.2	152.4	N.A.	N.A.
Impairment loss, net	2,831.7	4,024.0	42.1%	785.5	1,027.3	1,200.1	16.8%	52.8%
Net interest income, after impairment loss	6,322.9	6,490.2	2.6%	1,529.1	1,648.8	1,461.7	-11.3%	-4.4%

Income from commissions and fees
Banking fees(1)	3,593.3	3,793.7	5.6%	911.8	968.3	955.8	-1.3%	4.8%
Trust activities	275.7	311.8	13.1%	130.2	75.2	83.9	11.7%	-35.5%
Pension and severance fund management	824.1	926.8	12.5%	193.2	227.0	231.5	2.0%	19.8%
Bonded warehouse services	186.1	169.8	-8.7%	48.8	40.4	41.3	2.3%	-15.4%
Total income from commissions and fees	4,879.2	5,202.1	6.6%	1,284.0	1,310.8	1,312.5	0.1%	2.2%
Expenses for commissions and fees	619.5	623.1	0.6%	173.3	162.1	146.7	-9.5%	-15.3%
Net income from commissions and fees	4,259.7	4,579.0	7.5%	1,110.8	1,148.8	1,165.8	1.5%	5.0%

Net trading income	724.7	561.4	-22.5%	237.7	66.9	178.8	167.2%	-24.8%
Net income from financial instruments designated at fair value	181.0	209.9	16.0%	50.5	45.3	62.4	37.9%	23.7%

Other income (expense)
Foreign exchange gains (losses), net	517.9	424.5	-18.0%	(15.7)	151.6	78.2	-48.4%	N.A
Net gain on sale of investments	210.4	51.7	-75.4%	5.2	13.6	23.4	71.4%	N.A.
Gain on the sale of non-current assets held for sale	28.4	13.6	-52.2%	4.3	4.3	2.3	-47.4%	-46.9%
Income from non-consolidated investments(2)	168.8	222.4	31.8%	(65.4)	47.8	37.5	-21.6%	-157.4%
Net gains on asset valuations	53.6	39.0	-27.2%	53.9	6.3	20.9	N.A.	-61.2%
Income from non-financial sector, net	929.3	757.0	-18.5%	279.7	159.3	297.6	86.8%	6.4%
Other operating income	697.0	400.6	-42.5%	318.5	93.8	136.1	45.0%	-57.3%
Total other income (expense)	2,605.4	1,908.8	-26.7%	580.6	476.8	596.0	25.0%	2.7%

Other expenses
Loss on the sale of non-current assets held for sale	7.7	7.0	-10.0%	1.5	0.1	1.4	N.A.	-3.7%
Personnel expenses	3,531.1	3,671.1	4.0%	927.4	921.4	929.5	0.9%	0.2%
General and administrative expenses	4,409.2	4,513.1	2.4%	1,146.4	1,101.5	1,168.6	6.1%	1.9%
Depreciation and amortization	471.6	521.4	10.6%	138.1	130.4	135.7	4.1%	-1.8%
Other operating expenses	100.1	121.4	21.2%	(23.7)	17.1	54.7	N.A.	N.A
Total other expenses	8,519.8	8,834.0	3.7%	2,189.6	2,170.5	2,290.0	5.5%	4.6%

Income before income tax expense	5,573.8	4,915.2	-11.8%	1,319.1	1,216.1	1,174.7	-3.4%	-10.9%
Income tax expense	2,056.9	1,752.8	-14.8%	476.6	470.8	440.2	-6.5%	-7.6%
Income from continued operations	3,516.9	3,162.4	-10.1%	842.4	745.3	734.6	-1.4%	-12.8%
Income from discontinued operations	-	-	-	(0.1)	0.0	-	-	-
Net income before non-controlling interest	3,516.9	3,162.4	-10.1%	842.5	745.3	734.6	-1.4%	-12.8%
Non-controlling interest	1,377.1	1,200.0	-12.9%	384.1	307.4	267.9	-12.9%	-30.3%
Net income attributable to the owners of the parent company	2,139.9	1,962.4	-8.3%	458.4	437.9	466.7	6.6%	1.8%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes equity method and dividends

20

 Item 2

1 IFRS 4 Q17 and FY 2017 Consolidated Earnings Results

2 Grupo Aval Acciones y Valores S.A. (“ Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Share s and Issuers ( Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. S ecurities Act of 1933. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and surveillance as financial institutions by the Superintendency of Finance. Although we are not a financial institution, as a result of the enactment of Law 1870 of 2017, also known as Law of Financial Conglomerates, starting on September 2018, Grupo Aval will be subject to the supervision and regulation of the Superintendency of Finance. Grupo Aval, as the holding company of its financial conglomerate will become responsible for the compliance with capital adequacy r eq uirements, corporate governance standards, financial risk management and internal control framework and criteria for identifying, managing and revealing conf lic ts of interest, applicable to its financial conglomerate. Pursuant to Law 1314 of 2009, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities su ch as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as cu rre ntly issued by the IASB. The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently iss ued by the IASB. Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of c hanges in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at t he SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document a nd the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates. When applicable, in this document we refer to billions as thousands of millions. Disclaimer

Consolidated key results for the year

	COP$ tn	2016	2017	17 vs 16
Balance Sheet	Gross Loans	$ 151.6	$ 159.1	4.9%
	Deposits	$ 143.9	$ 154.9	7.6%
	Deposits/Net Loans	0.95 x	0.96 x	0.01 x
	Tangible Equity Ratio	7.9%	7.9%	2 bps
Loan Quality	PDLs 90+/Total loans	2.0%	2.8%	80 bps
	Cost of risk	1.9%	2.5%	61 bps
Profitability	Net interest margin	5.6%	5.9%	34 bps
	Fee income Ratio	26.2%	26.4%	11 bps
	Efficiency Ratio	47.3%	46.5%	(76) bps
	Attributable net income	$ 2.14	$ 1.96	(8.29%)
	ROAA	1.6%	1.4%	(24) bps
	ROAE	14.3%	12.5%	(176) bps

- Consumer loans (including mortgages) grew at 8.0% yoy and corporate loans grew at 2.9%. Growth was impacted by a slow economy and more stringent lending parameters.
- Stronger growth in deposits helped improve the Deposit/Net Loan ratio.

- Specific corporate credits (Electricaribe, SITP and CRDS) accounted for 50% of the deterioration in the cost of risk ratio. The remaining deterioration was due to the economic cycle.

- Despite a declining interest rate scenario, NIM expanded and partially absorbed the increase in cost of risk.
- Fee income performance was solid in the year with fee income growing proportionately more than the balance sheet.
- Cost controlling strategies helped to improve the efficiency ratio.
- Despite the performance in NIM, fees and costs, the cost of risk took a toll in the year's ROAE.

Gross loans excludes interbank and overnight funds. **Tangible Capital Ratio** is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). **Efficiency Ratio** is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. All full year averages are calculated with five quarters

3

4 COP$ tn 2016 2017 17 vs 16 Gross Loans $ 43.2 $ 46.3 7.3% Deposits $ 39.9 $ 44.4 11.3% Deposits/Net Loans 0.90 x 0.92 x 0.02 x Tangible Equity Ratio 9.3% 10.0% 75 bps PDLs 90+/Total loans 1.2% 1.2% 2 bps Cost of risk 1.9% 2.1% 16 bps Net interest margin 7.0% 6.6% (47) bps Fee income Ratio 34.8% 35.1% 32 bps Efficiency Ratio 55.1% 52.0% (313) bps Attributable net income $ 1.02 $ 1.08 6.5% ROAA 1.6% 1.6% (1) bps ROAE 10.2% 10.0% (18) bps Balance Sheet Loan Quality Profitability COP$ tn 2016 2017 17 vs 16 Gross Loans $ 108.4 $ 112.7 4.0% Deposits $ 104.0 $ 110.5 6.2% Deposits/Net Loans 0.98 x 0.98 x 0.01 x Tangible Equity Ratio 7.4% 7.1% (29) bps PDLs 90+/Total loans 2.3% 3.4% 113 bps Cost of risk 1.9% 2.7% 79 bps Net interest margin 5.0% 5.7% 63 bps Fee income Ratio 22.0% 22.2% 18 bps Efficiency Ratio 43.4% 43.9% 54 bps Attributable net income $ 1.44 $ 1.22 (15.46%) ROAA 1.6% 1.3% (33) bps ROAE 17.8% 14.8% (294) bps Balance Sheet Loan Quality Profitability Key results per region for the year 70% of Assets 3 0% of Assets COP $ tn (1) Central America refers to Leasing Bogotá Panamá operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 1 . 96 tn for 2017 corresponds to the Ps 1 . 22 tn of our Colombian operation plus Ps 1 . 08 tn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles . PDLs 90 + defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . All full year averages are calculated with five quarters . Colombia Central America (1) (2) (2)

5 1.0 2.0 3.0 4.0 5.0 6.0 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 2018E 2019E 2.5 3.0 GDP Growth Expectations (%) Source: Bloomberg Consensus Inflation Expectations (%) Macroeconomic context – Colombia (1/3) Source: Bloomberg Consensus 2.0 2.5 3.0 3.5 4.0 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 2018E 2019E 3.3 3.2 Inflation (%) Source: Banco de la República de Colombia Feb - 18: 3.37% 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.7% 4.0% 4.1% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 12-Month inflation Lower target range Upper target range 4.0 4.9 4.4 3.1 2.0 1.8 1.0 2.0 3.0 4.0 5.0 6.0 2012 2013 2014 2015 2016 2017 GDP Growth (%) Source: DANE

6 Central Bank’s Monetary Policy 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 4.99% 4.50% 4.18% 1.6% 3.37% 4.50% 0% 3% 5% 8% 10% 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15 2Q16 4Q16 2Q17 4Q17 Real GDP growth Inflation Colombian Central Bank's Interest rate Source: Banco de la República de Colombia Source : Banrep . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banco de la República de Colombia and DANE. Macroeconomic context – Colombia (2/3) 2014: 4.4% 2015: 3.1% 2016: 2.0% 2013: 4.9% 2012: 4.0% FY GDP Mar - 18 2017: 1.8% Feb - 18 Unemployment (%) 10.4% 9.6% 9.1% 8.9% 9.2% 9.4% 11.2% 10.6% 9.9% 9.8% 10.0% 10.6% 2012 2013 2014 2015 2016 2017 Average national unemployment Average urban unemployment

7 (2.3) (2.2) (2.2) (2.0) (1.9) (1.7) (1.5) (1.3) (1.1) (1.0) (2.4) (3.0) (4.0) (3.6) (3.1) (2.2) (1.6) (1.3) (1.0) (1.0) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Fiscal deficit as defined per fiscal rule Current and projected fiscal deficit Source: Bloomberg and DANE Source: Banrep . Colombian Peso vs WTI US$/barrel Macroeconomic context – Colombia (3/3) 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 WTI (US$ - Lhs) COP Exchange Rate Source: Ministry of Finance. Projections according to 2017 mid - term fiscal framework. (0.5%) (2.2%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Trade balance Current Account Deficit Current Account (% GDP, quarterly) Current and Projected Fiscal Deficit - Fiscal Rule (% of GDP) 2014: 52.2% 2015: 39.6% 2016: 33.9% 2013: 54.4% 2012: 51.4% 2017: 34.5% Oil Exports/Total Exports Colombian Peso Exchange Rate 4Q16 3Q17 4Q17 4Q17 vs. 4Q16 4Q17 vs. 3Q17 End of Period 3,000.7 2,936.7 2,984.0 (0.6%) 1.6% Quarter Average 3,016.1 2,974.6 2,985.9 (1.0%) 0.4% 2016 2017 Full Year Average 3,053.4 2,951.2 2017 vs. 2016 (3.3%)

8 3.9% 5.6% 4.4% 3.8% 3.5% 3.8% 2.2% Central America* Panama Nicaragua Costa Rica Guatemala Honduras El Salvador Promising Growth Outlook – Real GDP CAGR ’16 – ’19E Inflation per Country Central Banks’ Interest Rates Macroeconomic context – Central America Source: Bloomberg CR : Costa Rica, ES: el Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá Source: IMF WEO Oct - 17; (*) Aggregate growth of all the Central American countries Source : SECMCA Source : SECMCA. Inflation of Cenam as of December , 2017. CR : Costa Rica, ES: el Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panama Regional Exchange Rates 2.2% 1.2% 4.2% 4.3% 4.8% 0.4% 3.7% (2.0%) (1.0%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 CR ES GU HO NI PA Cenam 0% 1% 2% 3% 4% 5% 6% 7% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 CR GU HO 5.50% 5.00% 2.75% 85.0 95.0 105.0 115.0 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Colón -PA Quetzal - GU Lempira - HO Córdoba - NI TRM 89.9 105.5 111.6 96.6 106.0

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 224.1 228.1 236.5 4Q16 3Q17 4Q17 4Q17 / 4Q16 = 5.6% 4Q17 / 3Q17 = 3.7% 4Q17 / 4Q16 = 5.7% 4Q17 / 3Q17 = 3.2% Growth excl. FX movement of Central American Operations 67.3% 10.1% 1.6% Net loans and leases Fixed income investments Unconsolidated equity investments Other 67.3% 10.1% 1.6% 21.0% 4Q16 68.0% 9.9% 1.7% 20.5% 4Q17 Colombian operations , 71.0% Foreign (1) , 29.0% Colombian operations , 71.2% Foreign (1) , 28.8% Colombian operations , 70.3% Foreign (1) , 29.7% 68.0% 9.6% 1.7% 20.7% 3Q17

10 151.6 155.4 159.1 4Q16 3Q17 4Q17 4Q17 / 4Q16 = 4.9% 4Q17 / 3Q17 = 2.4% 4Q17 / 4Q16 = 5.1% 4Q17 / 3Q17 = 1.9% Growth excl. FX movement of Central American Operations Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations 59.1% 58.4% 57.9% 31.0% 31.4% 31.7% 9.7% 9.9% 10.2% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 2.9% 7.4% 10.0% 2.6% 3.0% 7.6% 10.4% 2.6% 4Q17 / 4Q16 4Q16 3Q17 4Q17 151.6 155.4 159.1 Gross loans 4Q17 / 3Q17 1.5% 3.3% 4.8% 1.2% 1.2% 2.7% 3.8% 1.2%

11 Loan portfolio quality 0.87x 0.69x 0.67x 4Q16 3Q17 4Q17 Charge offs / Average +90 PDLs 2.8% 1.4x 1.2x 1.3x 1.0x 0.8x 0.9x 4Q16 3Q17 4Q17 Allowances / 90+ PDLs Allowance / 30+ PDLs 3.4% 3.5% Allowance / Gross loans 2.96% 3.98% 3.89% 1.95% 2.71% 2.75% 4Q16 3Q17 4Q17 30 days PDLs / Total loans 90 days PDLs / Total loans 2.33% 2.81% 2.86% 2.04% 2.64% 2.66% 4Q16 3Q17 4Q17 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans Impairment loss / Average loans Impairment loss , net / Average loans Cost of Risk FY16 FY17 2.1% 2.7% 1.9% 2.5% FY16 FY17 0.9x 0.7x

12 4Q16 1Q17 2Q17 3Q17 4Q17 Initial PDLs 4,432 4,484 5,393 5,843 6,182 New PDLs 678 1,537 1,090 1,032 735 Charge-offs (627) (629) (640) (693) (722) Final PDLs 4,484 5,393 5,843 6,182 6,195 Loan portfolio quality 4Q16 3Q17 4Q17 4Q16 3Q17 4Q17 Commercial 2.1% 3.4% 3.2% 1.8% 2.8% 2.8% Consumer 4.4% 5.1% 5.1% 2.3% 2.7% 2.8% Mortgages 3.1% 3.7% 3.8% 1.7% 2.0% 2.1% Microcredit 14.1% 15.2% 15.1% 9.4% 10.9% 10.6% Total loans 3.0% 4.0% 3.9% 2.0% 2.7% 2.8% 30 days past due loans (1) 90 days past due loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans +90 defined as loans more than 90 days past due including interest accounts receivable Figures in Ps. Billions FY16 FY17 3,761 4,484 3,078 4,395 (2,355) (2,684) 4,484 6,195 30 days past due formation

13 Funding Figures in Ps. Trillions 4Q16 3Q17 4Q17 Others 0.2% 0.3% 0.3% Time deposits 40.3% 42.8% 40.4% Checking accounts 24.3% 21.6% 23.3% Savings accounts 35.1% 35.2% 36.0% Total deposits 4Q17 / 4Q16 = 7.6% 4Q17 / 3Q17 = 5.4% 143.9 146.9 154.9 Deposit composition 4Q17 / 4Q16 = 7.8% 4Q17 / 3Q17 = 5.0% Growth excl. FX movement of Central American Operations 4Q16 3Q17 4Q17 Interbank borrowings 3.3% 4.1% 2.5% Long term bonds 9.8% 9.6% 9.5% Banks and others 10.9% 10.2% 10.6% Deposits 76.0% 76.2% 77.4% Total funding 189.4 192.9 200.2 Funding composition 4Q17 / 4Q16 = 5.7% 4Q17 / 3Q17 = 3.8% 4Q17 / 4Q16 = 5.8% 4Q17 / 3Q17 = 3.3% Growth excl. FX movement of Central American Operations 0.95x 0.95x 0.96x 4Q16 3Q17 4Q17 Deposits / Net loans (%) 15.4% 14.9% 14.4% 4Q16 3Q17 4Q17 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 4Q16 3Q17 4Q17 Minority interest 9.1 9.3 9.6 Attributable equity 15.6 15.9 16.3 4Q17 / 4Q16 = 4.9% 4Q17 / 3Q17 = 2.7% 24.7 25.2 25.9 15.6 15.9 16.3 4Q16 3Q17 4Q17 Attributable shareholders equity 4Q17 / 3Q17 = 2.4% 4Q17 / 4Q16 = 4.4% Total equity / Assets Tangible capital ratio (1) 11.0% 11.0% 10.9% 7.9% 8.0% 7.9% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. 4Q163Q174Q17 4Q163Q174Q17 4Q163Q174Q17 4Q163Q174Q17 Primary capital (Tier 1) 9.0 9.1 8.8 10.2 10.5 10.5 9.3 9.3 8.9 10.3 11.1 10.9 Solvency Ratio 13.9 14.0 13.5 12.8 12.7 13.4 11.1 10.9 10.5 11.5 12.4 12.3

15 NIM – Net Interest Margin (1/3) Composition of Interest Earning Assets Composition of funding Calculated as composition of average balance for the period. Non - Financial Sector + HoldCo refers to companies from the non financial sector and the sum of Grupo Aval Acciones y Valores S.A. + 100% owned and guaranteed subsidiaries, net of eliminations. 99.1% 98.8% 98.7% 98.7% 98.8% 0.9% 1.2% 1.3% 1.3% 1.2% 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Sector Non-Financial Sector + HoldCo 94.9% 95.1% 95.0% 94.8% 94.9% 5.1% 4.9% 5.0% 5.2% 5.1% 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Sector Non-Financial Sector + HoldCo

16 7.1% 7.2% 7.2% 7.2% 7.2% 6.7% 7.1% 7.2% 7.2% 7.1% 6.0% 6.5% 7.0% 7.5% 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Sector Consolidated NIM – Net Interest Margin (2/3) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 11.9% 11.6% 11.5% 11.2% 11.0% 11.7% 11.7% 11.6% 11.3% 11.1% 10.0% 11.0% 12.0% 4Q16 1Q17 2Q17 3Q17 4Q17 4.8% 4.5% 4.2% 4.0% 3.9% 8.0% 6.8% 6.1% 6.3% 6.6% 5.0% 4.6% 4.3% 4.1% 4.0% 4Q16 1Q17 2Q17 3Q17 4Q17 FY16 FY17 11.40%11.32% 11.43%11.40% FY16 FY17 4.43% 4.12% 4.57% 4.24% 7.28% 6.48% FY16 FY17 6.97% 7.20% 6.85% 7.16% Net interest income(1) (trillions) 2016 2017 2017 / 2016 9.7 10.9 13.0%

17 5.9% 6.1% 6.3% 6.1% 6.1% 5.5% 5.9% 6.1% 5.9% 5.9% 4Q16 1Q17 2Q17 3Q17 4Q17 NIM – Net Interest Margin (3/3) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 4Q16 3Q17 4Q17 4Q17 / 4Q16 4Q17 / 3Q17 2.4 2.7 2.8 15.1% 1.0% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.8% for 4Q17, 5.9% for 3Q17 and 5. 4% for 4Q16. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. FY16 FY17 6.91% 7.15% 6.57% 6.93% FY16 FY17 0.72% 0.84% 0.63% 0.67% FY16 FY17 5.90% 6.14% 5.59% 5.92% 7.0% 7.1% 7.2% 7.2% 7.2% 6.4% 6.8% 7.0% 7.0% 7.0% 4Q16 1Q17 2Q17 3Q17 4Q17 - 0.4% 0.7% 1.6% 0.4% 0.7% 0.3% 0.6% 1.4% 0.3% 0.4% 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Sector Consolidated

18 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . Other operating income 71.0% 73.9% 72.8% 10.1% 5.7% 6.4% 15.0% 17.3% 17.6% 3.8% 3.1% 3.1% 4Q16 3Q17 4Q17 Gross fee income Banking fees Trust and portfolio management activities Pension fees Other 1,284.0 1,310.8 1,312.5 4Q17 / 3Q17 = 0.1% 4Q17 / 4Q16 = 2.2% 4Q17 / 4Q16 = 2.6% 4Q17 / 3Q17 = 0.0% Growth excl. FX movement of Central American Operations YTD 2016 YTD 2017 929.3 757.0 53.6 39.0 181.0 209.9 746.0 589.4 1,104.6 688.3 3,014.5 2,283.6 4Q16 3Q17 4Q17 Income from non-financial sector, net 279.7 159.3 297.6 Gains on valuation of assets 53.9 6.3 20.9 Net income from financial instruments designated at fair value 50.5 45.3 62.4 Derivatives and foreign exchange gains (losses), net (1) 132.6 154.6 151.9 Income from non-consolidated investments and other (2) 262.6 159.6 199.2 Total other operating income 779.3 525.2 732.1 FY16 FY17 73.6% 72.9% 5.7% 6.0% 16.9% 17.8% 3.8% 3.3% 4,879 5,202 ∆ 6.6%

Efficiency ratio

Operating expenses / Total Income


52.2%
46.8%
46.3%
4Q16
3Q17
4Q17
FY16
47.3%
FY17
46.5%

Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others).

Operating expenses / Average Assets


3.8%
3.5%
3.6%
4Q16
3Q17
4Q17
FY16
3.5%
FY17
3.5%

Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses excluding wealth tax divided by average of total assets.

19

20 458.4 437.9 466.7 4Q16 3Q17 4Q17 Net income attributable to controlling interest $20.6 $19.7 $20.9 EPS $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Figures in Ps. Billions 1.5% 1.3% 1.3% 4Q16 3Q17 4Q17 ROAA (1) 2.0% 11.9% 11.2% 11.6% 4Q16 3Q17 4Q17 ROAE (2) 11.2% FY16 FY17 2,139.91,962.4 $ 96.0 $ 88.1 FY16 FY17 1.6% 1.4% FY16 FY17 14.3% 12.5%

21 Guidance for 2018 • GDP of 2.25% - 2.50% in 2018 versus 1.8% in 2017 • 1H18 can be impacted by volatility due to the presidential elections • Inflation in 3.5% area • Central Bank rate cycle should be over (max. 1 additional cut to 4.25%) • Compliance with Fiscal Rule (target of fiscal deficit for the year is 3.1%) • Continuation of positive trends in the current account deficit Macroeconomic trends • GDP is expected to continue to grow faster than in Colombia • Inflation should be between 2% and 5% • The region shall continue to benefit from a robust US economy Consolidated business results Balance Sheet Loan Quality and Cost of Risk Profitability Ratios • Growth of loan portfolio: 7 - 9% • Deposit to loan ratio target 0.95x • 90 days PDL’s are not expected to show material deterioration(*) • Cost of Risk should be similar to 2017 ǲ s ratio (impacted by IFRS 9) (*) This excludes any potential impact on Aval’s exposure to CRDS (approx.. USD 310 mm or 0.58% of the consolidated loan port fol io). • NIM should decrease 30 - 40 bps. in the year to 5.6% area • Fee income should grow slightly better than total assets • Cost to Asset ratio should improve 5 bps • No material change in implicit tax rate • ROAE of 12.5% to 13.0% Colombia Central America

22

23 Appendix: Key results of the 4Q17 Gross loans e xcludes interbank and overnight funds . Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles . NPL defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . All quarter averages are calculated with two quarters . COP$ tn 4Q16 3Q17 4Q17 4Q17 vs 4Q16 4Q17 vs 3Q17 Gross Loans $ 151.6 $ 155.4 $ 159.1 4.9% 2.4% Deposits $ 143.9 $ 146.9 $ 154.9 7.6% 5.4% Deposits/Net Loans 0.95 x 0.95 x 0.96 x 0.01 x 0.02 x Tangible Equity Ratio 7.9% 8.0% 7.9% 2 bps (8) bps PDLs 90+/Total loans 2.0% 2.7% 2.8% 80 bps 4 bps Cost of risk 2.0% 2.6% 2.7% 63 bps 3 bps Net interest margin 5.5% 5.9% 5.9% 40 bps (4) bps Fee income Ratio 27.9% 26.6% 25.7% (220) bps (85) bps Efficiency Ratio 52.2% 46.8% 46.3% (583) bps (49) bps Attributable net income $ 0.46 $ 0.44 $ 0.47 1.8% 6.6% ROAA 1.5% 1.3% 1.3% (27) bps (3) bps ROAE 11.9% 11.2% 11.6% (33) bps 45 bps Balance Sheet Loan Quality Profitability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel